FORM 51-102F3
NATIONAL INSTRUMENT 51-102
MATERIAL CHANGE REPORT UNDER SECTION 7.1 OF NI 51-102

FILED VIA SEDAR

Item 1.             Name and Address of Company

Micromem Technologies Inc.
121 Richmond Street, Suite 304
Toronto, ON M5H 2K1

Item 2.             Date of Material Change

A material change took place on June 6, 2013.

Item 3.             News Release

On June 6, 2013, a news release in respect of the material change was released by Newsfile Corp.

Item 4.             Summary of Material Change

The material change is fully described in the Company's press release which is attached as Schedule "A" and is incorporated herein.

Item 5.             Full Description of Material Change

The company completed private placements totalling 709,596 common share units (“Units”), of which 553,346 Units were issued at a subscription price of CDN$0.16125 per Unit for gross proceeds of CDN$81,165, and 156,250 Units were issued at a subscription price of USD$0.16 per Unit for gross proceeds of USD$25,000 (the “Offering”). Each Unit comprises one common share (“Common Share”) and one warrant exercisable for one common share (“Warrant”) at an exercise price, in the case of the Units issued in Canadian dollars, CDN$0.215 and, in the case of the Units issued in US dollars, USD$0.20, for an exercise period of one year.

The proceeds from the Offering will be used for general working capital purposes. A 7% finder’s fee was paid on the issuance of 186,046 of the Units of the Offering.

200,000 Units of the Offering were issued to non-arm’s length parties who are directors of the Company as follows:

1.

Salvatore Fuda (indirectly through Exclusive Asset Management Inc.) subscribed for 150,000 Units at a subscription price of CDN$0.16125 per Unit. Each Unit is comprised of one Common Share and one Warrant. Each Warrant may be exercised for one Common Share at an exercise price of CDN $0.215 for a period of one year.

The approximate percentage of securities, on a fully-diluted basis, that Mr. Fuda held before the private placement is 4.40% and the approximate percentage of securities Mr. Fuda is holding, on a fully- diluted basis, after the private placement is 4.50%.

2.

Alex Dey subscribed for 50,000 Units at a subscription price of CDN $0.16125 per Unit. Each Unit is comprised of one Common Share and one Warrant. Each Warrant may be exercised for one Common Share at an exercise price of CDN $0.215 for a period of one year.

The approximate percentage of securities, on a fully-diluted basis, that Mr. Dey held before the private placement is 0.61% and the approximate percentage of securities Mr. Fuda is holding, on a fully-diluted basis, after the private placement is 0.64% .

The sale of securities to Mr. Fuda and Mr. Dey were reviewed & approved unanimously by the board. In view of the relatively minor amount of the sale to Mr. Fuda and Mr. Dey when compared to their existing securityholdings and overall market capitalization of the company, and as their subscription was part of a larger issuance of securities to arm’s length parties, the board felt that it was reasonable to file the material change report less than 21 days before the expected date of the closing.

Minority shareholder approval and a formal valuation is not required as the transactions comprise less than 25% of the issuer’s market capitalization.

The Company raised an additional $1,500 CDN through the exercise of 10,000 Common Share Purchase Warrants (“Warrants”) with a strike $0.15 US.

Item 6.             Reliance on Section 7.1(2) or (3) of National Instrument 51-102

The report is not being filed in reliance on section 7.1(2) or (3) of National Instrument 51-102.

Item 7.             Omitted Information

No information has been omitted.

Item 8.             Executive Officer

Joseph Fuda

Item 9.             Date of Report

June 6, 2013

SCHEDULE “A”

FOR IMMEDIATE RELEASE	June 6, 2013

Micromem Technologies Inc. Completes Private Placements

Toronto, New York, June 6, 2013: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF) announces the completion of private placements of a total of 553,346 common share units (“Units”) at a subscription price of CDN$0.16125 per Unit for gross proceeds of CDN$89,227, including (i) arm’s length private placements totalling 186,046 Units on which the Company paid a 7% finder’s fee; (ii) arm’s length private placements totalling 167,300 Units on which no finder’s fee was paid; and (iii) non-arm’s length private placements to directors of the Company or their affiliates of 200,000 Units. Each Unit comprises one common share (“Common Share”) and one common share purchase warrant (“Warrant”). Each Warrant may be exercised for one Common Share at an exercise price of $0.215 CDN for a period of one year.

In addition, the Company completed an arm’s length private placement totaling 156,250 Units (“USD Unit”), at a subscription price of USD$0.16 per USD Unit for gross proceeds of USD$25,000. Each USD Unit is comprised of one Common Share Warrant that may be exercised for one Common Share at an exercise price of USD$0.20 for a period of one year.

The Company also announces that it has issued 10,000 Common Shares upon a warrant exercise for total proceeds of US $1,500. These warrants were originally issued in connection with financings completed in 2011.

The proceeds from the offering will be used for general working capital purposes and the Common Shares and Warrants will be subject to resale restrictions.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                CNSX - Symbol: MRM
Shares issued: 148,256,968
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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